SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

BCD Semiconductor Manufacturing Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

055347207

(CUSIP Number)

March 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(c)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 055347207

1)	Name of Reporting Person Seligman Spectrum Focus (Master) Fund S.S. or I.R.S. Identification No. of Above Person IRS No. 98-0498128
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power -0-
	6)	Shared Voting Power 1,617,209
	7)	Sole Dispositive Power -0-
	8)	Shared Dispositive Power 1,617,209
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,209
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 8.77%
12)	Type of Reporting Person CO
1(a)	Name of Issuer: BCD Semiconductor Manufacturing Limited
1(b)	Address of Issuer’s Principal Executive Offices: No. 1600 ZiXing Road ZiZhu Science-Based Industrial Shanghai, China 200241

2(a)	Name of Person Filing: Seligman Focus (Master) Fund (“Fund”)
2(b)	Address of Principal Business Office: P.O. Box 309 Ugland House, South Church Street George Town, Grand Cayman KY1-1104,
2(c)	Citizenship: Cayman Islands
2(d)	Title of Class of Securities: Common Stock
2(e)	Cusip Number: 055347207
3	This statement is being filed pursuant to §§240.13d-1(c).
4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.
5	Ownership of 5% or Less of a Class: Not Applicable
6	Ownership of more than 5% on Behalf of Another Person: Not Applicable
7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
8	Identification and Classification of Members of the Group: Not Applicable
9	Notice of Dissolution of Group: Not Applicable
10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2012

Seligman Focus (Master) Fund

By:	/s/ Eric Brandt
Name: Eric Brandt
Title: Authorized Person